FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: May 9, 2003	By:	/s/ DU GUOSHENG
Name: Du Guosheng Title: Chairman of the Board

Exhibit Index

A.	Annual report of the Company for the year ended December 31, 2002 filed with the Hong Kong Stock Exchange on April 30, 2003 and disclosed on the website of the Hong Kong Stock Exchange on May 5, 2003.

Exhibit A

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

ANNUAL REPORT 2002

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Table of Contents

Company Profile
Financial Highlights
Chairman’s Statement
Management’s Discussion and Analysis
Report of the Board of Directors
Report of the Board of Supervisors
Directors, Supervisors and Senior Management
Notice of Annual General Meeting
Auditors’ Report
Income Statement
Balance Sheet
Cash Flow Statement
Statement of Changes in Equity
Notes to the Financial Statements
Supplemental Information for North American Shareholders
Corporate Information
Other Information

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Company Profile

Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”), was incorporated as a joint stock limited company in accordance with the Company Law of the People’s Republic of China (the “PRC”) on 23 April 1997 pursuant to the reorganisation of Beijing Yanshan Petrochemical Corporation (the “Predecessor”), which has since been renamed SINOPEC Group Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”). The Predecessor was under the control of the former China National Petrochemical Corporation (“Sinopec”). On 27 July 1998, Sinopec was reorganised into China Petrochemical Corporation (“Sinopec Group”). On 25 February 2000, China Petroleum & Chemical Corporation (“New Sinopec”) was incorporated as a controlling subsidiary of the Sinopec Group and the State-owned shares in the Company representing 70% of the outstanding share capital of the Company held by the Predecessor were transferred to New Sinopec (therefore, “Parent Company” as set forth in this report refers to the Yanshan Company prior to 25 February 2000 and to New Sinopec thereafter.) The Company’s foreign shares (accounting for 30% of the issued share capital) include H Shares (“H Shares”) listed on The Stock Exchange of Hong Kong Limited (“SEHK”) and American Depositary Shares (“ADSs”) (one ADS represents fifty H Shares) listed on the New York Stock Exchange (“NYSE”).

The principal business of the Company is the production and sale of three principal petrochemical product groups, namely: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. The Company’s principal production facilities include a 710,000 ton ethylene production unit (annual rated capacity), Low Density Polyethylene (“LDPE”) production units, polypropylene production units, a High Density Polyethylene (“HDPE”) production unit, a phenol-acetone unit, a cis-polybutadiene rubber production unit and a butyl rubber production unit. In 2002, the Company derived essentially all of its revenues from domestic sales in the PRC.

[A picture is inserted here]

[A picture is inserted here]

The Company is a subsidiary of New Sinopec, which specialises in the production of petrochemicals. In 2002, the Company was the largest ethylene producer in the PRC, accounting for approximately 13.6% of total ethylene production in the PRC. The sales volume of the Company’s plastics and resins ranked the first among all enterprises in the same industry in the PRC in 2002. The Company also ranked the first or the second in the PRC market share (in terms of sales) for LDPE, polypropylene, cis-polybutadiene rubber, phenol and acetone. Based on comparative production statistics on raw material conversion and energy utilisation compiled by the Sinopec Group, the Company is one of the most efficient petrochemical companies in the PRC in terms of material conversion and energy utilisation.

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Since the Company’s global public offering and placing of shares (“Global Public Offering”) in June 1997, the Company has implemented effective strategies to reduce costs and enhance the profitability of its business. The Company has been using, and gradually increasing the use of, self-developed cracking feedstock substitutes, such as vacuum gas oil (“VGO”), cracking wax oil and hydrogenated raffinate oil, which are less expensive and similar to light industrial oil, without affecting the efficiency of the Company’s production. In 2001 and 2002, the amount of less expensive substitute cracking feedstock used by the Company accounted for approximately 45.0% and 43.8%, respectively, of the Company’s total consumption of cracking feedstock. The Company’s ethylene expansion project (which includes the ethylene facility, the LDPE facility, the acetonitrile extraction facility and the benzene production facility, collectively known as the “Ethylene Project”) was completed at the end of 2001 and thus the Company’s annual capacity of ethylene production has increased from 450,000 tons to 710,000 tons. The Company believes that improved economies of scale will enable the Company to maintain its position as a leading petrochemical company in the PRC.

Financial Highlights

Income Statement

(Amounts expressed in thousands)

Extracted from the accounts prepared in accordance with International Financial Reporting Standards (“IFRS”)

	For the year ended 31 December
	2002	2002	2002	2001	2002 vs. 2001 Increase (Decrease)
	RMB	HK$ equivalent	US$ equivalent	RMB (Restated)
Sales
Resins and Plastics	5,514,147	5,196,633	666,177	3,203,189	72%
Synthetic Rubber	1,418,899	1,337,196	171,421	925,512	53%
Basic Organic Chemical Products	2,140,185	2,016,949	258,560	1,373,201	56%
Other	369,830	348,535	44,680	473,353	(22%)

Total sales	9,443,061	8,899,313	1,140,838	5,975,255	58%
Cost of sales	(8,368,029)	(7,886,183)	(1,010,961)	(5,660,191)	48%
Gross profit	1,075,032	1,013,130	129,877	315,064	241%
Selling, general and administrative expenses	(530,571)	(500,020)	(64,099)	(565,412)	(6%)

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Other expenses, net	(2,903)	(2,736)	(351)	(100,296)	(97%)
Profit/(loss) from operations	541,558	510,374	65,427	(350,664)	254%
Net financing costs	(210,830)	(198,690)	(25,471)	(59,579)	254%
Profit/(loss) from ordinary activities before taxation	330,728	311,684	39,956	(410,223)	181%
Income tax (expense)/ benefit	(121,629)	(114,625)	(14,694)	137,756	188%

Profit/(loss) attributable to shareholders	209,099	197,059	25,262	(272,467)	177%

*	Exchange rates used: Renminbi (“RMB”) 1.00 = 0.9424 Hong Kong Dollar (“HK$”) = 0.1208 United States Dollar (“US$”) based on the exchange rates quoted by the People’s Bank of China at the close of business on 31 December 2002. No representation is made that RMB amounts could have been, or could be, converted into HK$ or US$ at that rate on 31 December 2002, or on any other date.

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Chairman’s Statement

[Mr. Du Guosheng’s photo is inserted here]

To all shareholders:

It is my pleasure to present to you the audited annual results of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) for the year ended 31 December 2002.

In 2002, despite the retardation in the development of the overall world economy, the demand for petrochemicals remained strong as the economy of China continued to grow at a high speed. During the reporting period, as a result of China’s accession to the World Trade Organisation (“WTO”), costs of importing petrochemicals into China have been reduced. China’s accession to the WTO also has a huge impact on Chinese enterprises in terms of management mechanisms. Facing the intensified market challenges, the Company, through its calm observation, conscientious thinking and the ability to seize opportunities, was able to cope with the situation serenely and to accomplish the following tasks by adhering to the established development strategies of the Company:

1)	Continue to implement the production capacity expansion program. In 2002, the Company made full use of its economies of scale after completion of the rebuilding and expansion of the Ethylene Project, and established a solid foundation for the Company to establish its competitive edge in the domestic market through the high-load smooth operation, which has not only achieved the highest overall efficiency in the production of all major products over the past years, but also reduced unit costs in production. The sales volume of the eight main products of the Company has seen a growth of 81.6% as compared with that of 2001.

2)	Enhance management and lower costs to improve efficiency. In 2002, the Company made full utilisation of its advantages gained in the technology renovation program in connection with the Ethylene Project, and continued to improve on the cracking feedstock, which has pushed the product yield of ethylene to the highest level in history and further reduced production costs. The Company adopted stricter administrative measures with respect to procurement of naphtha, butadiene, benzene and other materials from outside sources by integration of the supply system, tender, and via the Internet to further lower the procurement costs of the Company.

3)	Improve product mix actively in order to meet market demands. In 2002, the Company seized the opportunity to commence operation of the newly built LDPE units, and made full utilisation of its advantages in terms of quality and variety of resin, plastic and other products. By developing and manufacturing special resins and plastics with a high profit margin, the Company improved the profit margin rate of its products. In 2002, the total output of the new products made of synthetic resin developed by the Company reached approximately 200,000 tons, whilst the sales of the materials used in the production of synthetic resin amounted to 538,900 tons, accounting for 56.7% of the sales of resin and plastic, with an increase of 5.2% compared with that over the same period of 2001.

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4)	Strengthen sales and marketing activities. In 2002, facing the challenges brought about by China’s accession to the WTO, the management of the Company further improved the sales mechanism of the Company and greatly strengthened sales activities by formulating flexible marketing strategies. Products were manufactured upon purchase orders placed by customers and taking into account their sales prospects. The sales to production ratio of the principal products of the Company were maintained at a very high rate, thus successfully accomplished the sales target.

The audited net profit of the Company for the year ended 31 December 2002 amounted to RMB 209 million (2001: audited net loss of RMB272 million). The amount of sales was RMB 9,443 million, with an increase of 58.0% from RMB 5,975 million in 2001. According to the Company’s Articles of Association, the retained earnings available for distribution to shareholders of the Company should be the lower amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with the accounting standards adopted by the place where the Company is listed. At 31 December 2002, the Company has accumulated losses of RMB 91,024,000, being the amount determined in accordance with the PRC Accounting Rules and Regulations. The Board has therefore decided not to declare a dividend for 2002.

Looking forward to 2003, the Board believes that internationalisation will be a more common phenomenon in the domestic market of China as a result of China’s accession to the WTO. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but also exert significant pressure on the production and operation of the petrochemical industry in China. Nevertheless, the Board is confident that the momentum of continuous growth of China’s economy will further stimulate the increase in demand for petrochemical products. The Company will, on the basis of perfecting the reorganisation of its internal business flow, make use of the advantages gained in the completion of the technology renovation program in connection with the Ethylene Project and further improve the operating results of the Company through continuous implementation of its development strategies. These strategies include:

1)	Vigorously carrying forward the technical improvement and technical advancement to guarantee the sustainable development of the enterprise. In 2003, the Company intends to fully utilise the increased production capacity of the ethylene units through further eliminating the bottleneck in such ethylene units with a view to attain the business concept of “not for the largest, but for the best” and thereby guarantee the sustainable development of the Company through increasing production capacity and improving quality, as well as reducing consumption of materials and energy.

2)	Increase production efficiency through prudent operational planning. In 2003, the Company will arrange the shutdown and overhaul of certain units and use its best endeavor to produce marketable, quality products through closely adhering to the optimisation of ethylene materials and balanced use of materials. In addition, the Company intends to improve the efficiency of its production units by improving the

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performance of the equipment and extending the operating period of equipment and minimising the occurrence of unscheduled shutdowns.

3)	Increase production of products with high added value by adopting a market orientated approach. In 2003, the Company will continue to adjust its product mix to improve and strengthen its profitability through its close cooperation with scientific research institutions. Based on a full market research, the Company will be able to develop special-purpose materials with high market demand and high added value, the supply of which in China currently relies mainly on imports. The Company will strive to further increase the sales proportion of special-purpose materials used for producing synthetic resin.

4)	Adhere to the policy of integrating production, supply, sales and research, and improve sales and marketing activities. In 2003, the Company will continue to strengthen its sales and marketing activities based on its former experiences. Through close cooperation between the various departments such as supply, production, sales and research, the Company will further harmonise the operations of those departments and strive to adjust its production plans in a timely manner in order to meet market changes and the different needs of different customers. The Company will also reinforce its efforts in conducting market analysis, improving its ability to meet market changes, avoiding market risks and enhancing economic efficiency by continuing to adopt the sales strategies of “follow the market, maintain stable production-sales ratio, and obtain the maximum sales price”.

With concurrent listings on the SEHK and NYSE, the Company is subject to and is committed to meeting the most stringent disclosure requirements imposed on it. The Company has formulated internal controls policies which apply to the Company as a whole and each of its principal operating divisions. These policies are intended to comply with the new rules adopted by the Securities and Exchange Commission of the United States of America that apply to public companies and are reviewed regularly to maintain and improve the Company’s standards for internal management.

Finally, I would like to extend my sincere gratitude to all the Company’s staff who, when faced with difficult circumstances in both production and operations, and challenged with arduous tasks of reform and development, overcame the difficulties with realism, hard work and a keen determination to succeed. It is my belief that the Company is uniquely positioned to achieve further success in its operations and to give satisfactory returns to its shareholders.

On behalf of the Board of Directors

Du Guosheng

Chairman

11 April 2003, Beijing, the PRC

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Management Discussion and Analysis

[Mr. Xu Hongxing’s photo is inserted here]

General

This discussion should be read in conjunction with the information in the audited financial statements contained in this annual report. The information presented below interprets the Company’s financial statements prepared in accordance with IFRS. For the Company’s financial statements prepared in accordance with the accounting principles generally accepted in the United States of America, please see the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission of the United States of America, a copy of which will be provided to any shareholder upon written request.

The information set out below does not form part of the financial statements audited by KPMG, the auditors of the Company, and is included for information purposes only.

The Company is one of the largest producers of ethylene, resins and plastics in the PRC. The vast majority of the Company’s products fall within three principal product groups: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. In 2002, the Company accounted for approximately 13.6% of the total ethylene production in the PRC. The Company is a leading producer in the PRC of LDPE, cis-polybutadiene rubber, phenol, acetone, SBS and polypropylene.

The Company’s principal raw material is cracking feedstock, substantially all of which is purchased from the Parent Company. The Company mainly uses light industrial oil as its cracking feedstock. The Company also uses naphtha, and VGO, cracking wax oil, and hydrogenated raffinate oil as substitute of light industrial oil developed and used by the Company on its own. Since the establishment of the Sinopec Group in 1998, prices of light industrial oil and naphtha have been determined by the State Development and Planning Commission (“SDPC”) of the PRC and the Sinopec Group together. During the reporting period, the average State price of light industrial oil fluctuated in line with the crude oil price and such average State price of light industrial oil for 2002 decreased by approximately 7.8%, as compared with the price in 2001.

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Operating Results

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For the year ended 31 December 2002, the Company’s total sales increased to RMB 9,443.1 million from RMB 5,975.3 million in 2001, representing an increase of 58.0%. This increase in sales was largely attributable to the increase by large margins in the production and sales volumes of major products upon completion of the expansion of the Ethylene Project. Due to the market conditions, the prices of petrochemical products in China were maintained at a relatively low level in the first half of 2002, which has resulted in a decrease of 7.0% in the weighted average sales price of the eight principle products of the Company (representing 74.0% and 79.1% of the total sales revenue of 2001 and 2002, respectively). However, the sales volume of these eight principal products increased by 81.6% in 2002 as compared with that of 2001, and thus increased the sales revenue by large margins. During the reporting period, the profit of the Company before taxation was RMB 330.7 million, with an increase in the profit in the amount of RMB 740.9 million, as compared with a loss before taxation of RMB 410.2 million in 2001. The Company recorded a net profit of RMB 209.1 million in 2002, with an increase of RMB 481.6 million, as compared with a net loss of RMB 272.5 million in 2001.

The following table sets forth a summary of the income statement for the years of 2002 and 2001:

	2002	2001
	(RMB’000)	(RMB’000) (Restated)
Turnover	9,443,061	5,975,255
Costs of sales	(8,368,029)	(5,660,191)

Gross profit	1,075,032	315,064
Selling, general and administrative expenses	(530,571)	(565,412)
Other expenses, net	(2,903)	(100,296)
Profit/(loss) from operation	541,558	(350,644)
Net financing costs	(210,830)	(59,579)
Profit/(loss) from ordinary activities before taxation	330,728	(410,223)
Income tax (expense)/benefit	(121,629)	137,756

Profit/(loss) attributable to shareholders	209,099	(272,467)

Basic earnings/(loss) per share	RMB 0.062	(RMB 0.081)

Basic earnings/(loss) per ADS	RMB 3.100	(RMB 4.038)

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The following table sets forth a summary of the financial data of the Company respectively for the past five years:

2002	2001	2000	1999	1998
(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Restated)	(Restated)	(Restated)	(Restated)

Total assets	10,259,807	10,758,196	8,649,826	8,534,176	7,965,755
Total liabilities	5,237,860	5,945,348	3,429,551	3,470,192	3,195,312

Net assets	5,021,947	4,812,848	5,220,275	5,063,984	4,770,443

Turnover	9,443,061	5,975,255	7,852,913	6,489,746	5,413,662

Profits/(loss) from operations	541,558	(350,644)	623,056	631,839	250,532

Profits/(loss) attributable to shareholders	209,099	(272,467)	358,731	357,393	126,771

Dividend attributable to the year	No dividend declared	No dividend declared	134,960	202,440	67,480

The following table sets forth the Company’s turnover, net of VAT, by principal product groups for the years of 2002 and 2001:

	2002		2001
	Turnover (RMB ’000)	Percentage of Turnover	Turnover (RMB ’000)	Percentage of Turnover
Resins and Plastics	5,514,147	58.4	3,203,189	53.6
Synthetic Rubber	1,418,899	15.0	925,512	15.5
Basic Organic Chemical Products	2,140,185	22.7	1,373,201	23.0
Other	369,830	3.9	473,353	7.9

Total	9,443,061	100	5,975,255	100.0

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The following table sets forth the Company’s sales, net of VAT, by geographical analysis for the years of 2002 and 2001:

	2002		2001
	Turnover (RMB Million)	Percentage of Turnover	Turnover (RMB Million)	Percentage of Turnover
Northeastern China	160.5	1.7	167.3	2.8
Northern China	5,316.5	56.3	2,886.1	48.3
Eastern China	2,889.6	30.6	1,864.3	31.2
Central-southern China	47.2	0.5	657.3	11.0
Northwestern China	198.3	2.1	41.8	0.7
Southwestern China	698.8	7.4	191.2	3.2
Exports	132.2	1.4	167.3	2.8

Total	9,443.1	100	5,975.3	100.0

The following table sets forth the percentages of total turnover of the principal operating expenses associated with the Company’s business:

	2002	2001
	(%)	(%)
Turnover	100.0	100.0
Less expenditure
Raw materials	62.4	67.4
Utility (fuels and power) expenses	12.9	13.1
Depreciation	8.5	8.8
Wages and bonus	2.5	3.5
Other overheads	2.9	2.7
Selling, general and administrative expenses	5.0	8.7
Other expenses, net	0.1	1.7

Operating margin/(loss)	5.7	(5.9)

Raw material expenses were the largest component of the operating expenses. In 2002 and 2001, approximately 52.2% and 52.3%, respectively, of cost of goods sold were expenses relating to purchases of cracking feedstock. In 2002, the total cracking feedstock expense was RMB 4,365.8 million, as compared with RMB 2,959.6 million in 2001, representing an increase of RMB 1,406.2 million, or 47.5%. This increase was largely due to the operation with full load in 2002 with respect to the ethylene units after expansion of the Company, which has resulted in a large increase in the demand for cracking feedstock. Although the price of the light industrial oil was increased from RMB 1,670 per ton at the beginning of 2002 to RMB 2,575 per ton (including 17% VAT)

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at the end of 2002, which is in line with the fluctuation of the prices of crude oil and domestic finished oil, the average price of the cracking feedstock in 2002 decreased by 8.0% as compared with the price in 2001.

The following table sets forth the changes in the State price of light industrial oil, the principal raw material of the Company, in 2002 and 2001 (including VAT):

RMB per ton

Month	1	2	3	4	5	6	7	8	9	10	11	12
Year
2001	2,430	2,260	2,540	2,465	2,520	2,615	2,575	2,260	2,190	2,250	1,800	1,800
2002	1,670	1,795	1,925	2,185	2,325	2,325	2,375	2,375	2,375	2,575	2,575	2,575

Since a significant portion of the Company’s expenses has been either fixed (as in the case of depreciation expense for a given piece of equipment) or consisted of stable unit costs (as in the case of cracking feedstock), fluctuations in sales, particularly those principally caused by changes in sales volume or raw material prices, caused fluctuations in profitability. In 2002, due to the large increase in the sales volume of the Company and the decrease in the price of raw materials, the operations margin of the Company increased from -5.9% in 2001 to 5.7% in 2002.

Year ended 31 December 2002 compared with year ended 31 December 2001

Turnover increased to RMB 9,443.1 million in 2002 from RMB 5,975.3 million in 2001, representing an increase of RMB 3,467.8 million or 58.0%, and this was mainly due to the large increase in the production and sales volume of principal products of the Company upon expansion of its production. Due to market conditions, the price of petrochemical products in China was maintained at a low level in the early half of 2002, and the weighted average sales price of the Company’s eight principal products, which accounted for 74.0% and 79.1%, respectively, of total sales revenue of 2001 and 2002, decreased by 7.0% in 2002. However, the sales volume of these eight principal products increased by 81.6% in 2002 as compared with that of 2001, and thus increased the sales revenue by large margins.

Sales of resins and plastics, which accounted for 58.4% of the Company’s total sales, increased by approximately 72.1% from RMB 3,203.2 million in 2001 to RMB 5,514.1 million in 2002. This increase was principally attributable to the fact that the Ethylene Project of the Company was utilised, which enhanced the output of resin and plastic products which increase from 553,000 tons per year to 1,055,000 tons per year. Although the weighted average price of resin and plastic products decreased by 10.1% in 2002, as compared with that of 2001, the large increase in the sales volumes has nevertheless resulted in a large increase in the sales revenue.

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Sales of synthetic rubber, which accounted for 15.0% of total sales, increased by approximately 53.3% from RMB 925.5 million in 2001 to RMB 1,418.9 million in 2002. The increase was primarily due to an increase in both the sales volume and the sales price of synthetic rubber products in 2002.

Sales of basic organic chemical products, which accounted for 22.7% of total sales, increased by approximately 55.9% from RMB 1,373.2 million in 2001 to RMB 2,140.2 million in 2002, primarily as a result of an increase in the output after renovation of the phenol and acetone units of the Company as well as an increase in the sales price resulting from the restoration of market share.

Sales of other products, which accounted for 3.9% of total sales, decreased by approximately 21.9% to RMB 369.8 million in 2002 from RMB 473.4 million in 2001.

Cost of sales increased to RMB 8,368.0 million in 2002 from RMB 5,660.2 million in 2001. The increase was mainly due to an increase in the output, which has resulted in an increase in the consumption of raw materials and an increase in depreciation of the units newly put into use. The Company’s gross margin increased from RMB 315.1 million in 2001 to 1,075.0 million in 2002, as gross profit mounted up from 5.3% in 2001 to 11.4% in 2002.

Selling, general and administrative expenses decreased by RMB 34.8 million, or 6.2%, to RMB 530.6 million in 2002 from RMB 565.4 million in 2001. This decrease was primarily due to the substantial improvement in marketing efficiency and effectiveness, attained by the reorganisation of the marketing system of the Company.

The Company’s profit from operations in 2002 was RMB 541.6 million, compared with a loss of RMB 350.6 million in 2001. The Company’s operating margin increased to 5.7% in 2002, as compared with –5.9% in 2001. The increase of operating margin has reflected the initial realisation of benefits from the economies of scale upon completion of the expansion of the Company.

Net financing costs have seen a comparatively large increase to RMB 210.8 million in 2002 from RMB 59.6 million in 2001, primarily due to the capitalisation of RMB 153.7 million loan interest during the period of constructions made under the Ethylene Project in 2001.

In 2002, the Company recorded a profit before taxation of RMB 330.7 million, as compared with a loss before taxation of RMB 410.2 million in 2001. The Company’s net profit for 2002 was RMB 209.1 million, yielding a profit margin of 2.2%, as compared with the Company’s net loss of RMB 272.5 million and net profit margin of -4.6% in 2001.

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Liquidity and Capital Resources

The Company has principally relied on funds from operations and bank loans to finance its capital expenditures and working capital.

The Company’s net cash flow derived from operating activities are generally much higher than its net profit, mainly due to substantial depreciation. In 2002, the Company’s net cash flow from operating activities was RMB 1,037.1 million, representing an increase of RMB 655.8 million from RMB 381.3 million in 2001, primarily due to (i) profit before taxation of RMB 330.7 million and (ii) total depreciation expenses of RMB 806.1 million, which is partly offset by (iii) an increase of inventories in the amount of RMB 247.3 million, and (iv) an increase in trade and bills receivables of RMB 104.0 million.

The Company’s short-term and long-term loans are primarily obtained from PRC financial institutions. In 2002, the Company repaid RMB 4,100 million of its short-term loans and RMB 1,701 million of its long-term loans, and borrowed RMB 4,025 million in short-term loans and RMB 1,442 million in long-term loans. As of 31 December 2002, the Company’s total loans from banks decreased by 8.3% to RMB 3,703.9 million (including RMB 1,575 million of short-term loans, and RMB 201.4 million of long-term loans due within one year) from RMB 4,038.2 million (including RMB 1,650 million of short-term loans, and RMB 1,518.4 million of long-term loans due within one year) as of 31 December 2001.

The Company expects to incur capital expenditures of RMB 300.0 million, RMB 300.0 million and RMB 400.0 million in 2003, 2004 and 2005, respectively. Such capital expenditures will be used mainly for the technical improvement projects of the Company. The Company believes the net cash flow from its operating activities and new bank loans will be sufficient to cover the Company’s expected capital expenditures for the above period.

Gearing Ratio

In 2002 the Company’s gearing ratio was 73.8%, as compared with 83.9% in 2001. The decrease in the gearing ratio was mainly due to the decrease in both the long-term and short-term debts. The gearing ratio is calculated by dividing the total of long-term bank loans and short-term bank loans by the total of shareholders’ equity.

Dividend Policy

Following the establishment of the Company as a joint stock limited company in April 1997, the distribution of the Company’s dividends is considered annually by the Board of Directors and decided by the shareholders in a general meeting. Payment of future dividends will depend upon the revenue, financial conditions, future earnings and other factors of the Company.

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Contingent Liabilities

As of 31 December 2002, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

Save for the disclosure in this report, during the year 2002, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

Pledges of Assets

During the year 2002, there was no pledge of assets by the Company.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to foreign currency risk as a result of its foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity in 2002.

US GAAP Reconciliation

The Company prepares a set of financial statements in compliance with IFRS, which differs in certain respects from US GAAP. Please refer to “Supplementary Information for North American Shareholders” for Reference.

17

Report of the Board of Directors

The Board of Directors is pleased to present the Company’s audited financial statements for the year ended 31 December 2002.

Principle Activities and Results

The principal activities of the Company are the production and sale of (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products.

The operating results of the Company for the year ended 31 December 2002 and its financial position as at 31 December 2002 set out in the audited income statements and balance sheets prepared in accordance with IFRS.

Dividends and Proposed Profit Appropriations

The Company did not declare any interim dividends for the six months ended 30 June 2002.

According to the Company’s Articles of Association, the retained earnings available for distribution to shareholders of the Company should be the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with the accounting standards adopted by the place in which the Company is listed. At 31 December 2002, the Company has accumulated losses of RMB 91,024,000, being the amount determined in accordance with the PRC Accounting Rules and Regulations. The Board has therefore decided not to declare a dividend for 2002.

The Board of Directors resolved on 11 April 2003 to recommend to the shareholders not to declare final dividends for the year ended 31 December 2002. The proposed profit appropriations will be presented to shareholders for approval at the forthcoming annual general meeting to be held on 27 June 2003.

According to the Articles of Association of the Company, the register of members will be temporarily closed for a period of 30 days before the date of the annual general meeting of shareholders, which is from 28 May 2003 to 27 June 2003 (both days inclusive), during which time no share transfer will be effected.

Shares and Shareholders

1.	Trading of Shares

Highest traded price during the year	(H Shares)	23 June 2002	HK$	1.25
	(ADS)	30 April 2002	US$	7.82
Lowest traded price during the year	(H Shares)	8 October 2002	HK$	0.62
	(ADS)	27 September 2002	US$	4.25

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Total transaction volume for the year	(H Shares)	2,099,326,559 Shares
	(ADS)	632,303 ADSs

2.	Share Capital

As of 31 December 2002, the issued and fully paid share capital of the Company was as follows:

	Number of shares	Percentage of total
	(‘000)	Issued share capital
Domestic shares held by Parent Company of RMB 1.00 each	2,362,000	70.0
Foreign shares (in form of H shares) of RMB 1.00 each	1,012,000	30.0

Total	3,374,000	100.0

3.	Purchase, Sale or Redemption of the Company’s Listed Securities

During the year 2002, there was no purchase, sale, redemption or cancellation of any of the Company’s listed securities.

4.	Securities and Transactions in Securities

During the reporting period, there were no convertible securities, options, warrants or similar rights issued or granted by the Company, nor was there any issuance for cash of equity securities by the Company.

5. Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

6. Substantial Shareholders

As of 31 December 2002, shareholders holding 10% or more of the Company’s issued shares were as follows:

	Type of shares	Number of shares	Percentage of total
		(‘000)	(%)
New Sinopec	Domestic shares	2,362,000	70.0

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HKSCC Nominees Limited	H shares	978,161	29.0

Other than the information stated above, the Company is not aware of any interests required to be kept by the Company in the share register pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap 396 of the Laws of Hong Kong) (“SDI Ordinance”) as of 31 December 2002.

Connected Transactions

Amounts involved in connected transactions during the year are set out in note 25 in the financial statements.

As stated in the prospectus of the Company (the “Prospectus”) issued in June 1997 in connection with its global public offering, SEHK has granted conditional waivers to the Company from strict compliance with the Listing Rules in respect of certain connected transactions mentioned in the Prospectus.

The independent non-executive Directors confirm that during the year under review, (i) relevant connected transactions were entered into by the Company in the ordinary and usual course of its business, either on normal commercial terms or on terms that are otherwise fair and reasonable so far as the shareholders of the Company are concerned; and either in accordance with the terms of the agreement governing each such transaction or on terms no less favorable than terms available to/from independent third parties, and (ii) the amount of each category of the connected transaction has not exceeded its relevant cap as stated in the Prospectus.

The auditors of the Company have reviewed the transactions described above and have advised the Directors in writing that:

(a)	the transactions described above have been approved by the Board of Directors; and

(b)	the transactions described above have been entered into in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, nothing came to their attention that caused them to believe the transactions described above were not conducted on normal commercial terms (which expression was applied by reference to transactions of a similar nature made by similar entities within the PRC).

Major Litigation or Arbitration

The Company was not involved in any material litigation or arbitration during the year under review.

20

Major Events

1.	In order for its auditing flow and process to be in conformity with that of its Parent Company, the Company has decided to appoint KPMG and KPMG Huazhen as its international and domestic auditor, respectively, from 2002 onwards.

2.	The following directors of the Company have ceased to act as the directors of the Company: Mr. Situ Zexiang and Mr. Li Kejun, due to job changes, and Mr. Qi Jiren, executive director of the Company, due to his retirement, have submitted their resignations. Upon nomination at the Board meeting dated 28 March 2002 and approval at the shareholders meeting dated 7 June 2002, Mr. Xiang Hanyin, Mr. Lü Changqin, Mr. Qiao Xianyi and Mr. Mo Zhenglin were appointed as directors of the Company, and Mr. Yang Xuefeng was appointed as independent director of the Company.

3.	At the meeting of the Board of Directors held on 13 August 2002, Mr. Yang Qingyu was appointed as the Vice Chairman of the Board of the Company, Mr. Xu Hongxing as the General Manager, Mr. Zhao Qichao as the Deputy General Manager, and Mr. Guo Hong as the Chief Financial Officer of the Company.

4.	The Company has decided at the Board meeting dated 11 April 2003 to appoint Mr. Zhou Quansheng as the Secretary of the Board of Directors of the Company.

Changes in Directors, Supervisors and Other Executive Officers

1.	Directors

(a)	According to Article 95 of the Company’s Articles of Association, a director shall serve a term of three years. According to the service contract entered into between each director and the Company, the term of employment of each of the existing Directors is three years commencing from the date of appointment on 5 June 2000 and ending on 4 June 2003.

(b)	The following directors of the Company have ceased to act as the directors of the Company: Mr. Situ Zexiang and Mr. Li Kejun, due to job changes, and Mr. Qi Jiren, executive director of the Company, due to retirement, have submitted their resignations. Upon nomination at the Board meeting dated 28 March 2002 and approval at the shareholders meeting dated 7 June 2002, Mr. Xiang Hanyin, Mr. Lü Changqin, Mr. Qiao Xianyi and Mr. Mo Zhenglin were appointed as directors of the Company, and Mr. Yang Xuefeng was appointed as an independent director of the Company.

2.	Supervisors

In accordance with Article 116 of the Company’s Articles of Association, a supervisor shall serve a term of three years. According to the service contract entered into between each supervisor and the Company, the term of employment of each of the existin

21

Supervisors is three years commencing from the date of appointment on 5 June 2000 and ending on 4 June 2003. There was no change in Supervisors during the reporting period.

3.	Other executive officers

At the meeting of the Board of Directors held on 13 August 2002, Mr. Yang Qingyu was appointed as the Vice Chairman of the Board, Mr. Xu Hongxing as the General Manager of the Company, Mr. Zhao Qichao as the Deputy General Manager of the Company, and Mr. Guo Hong as the Chief Financial Officer of the Company.

The Company has decided at the Board meeting dated 11 April 2003 to appoint Mr. Zhou Quansheng as the Secretary of the Board of Directors of the Company.

Details of the current session of the Directors and Supervisors of the Company

Name	Position	Sex	Age	Term of Office	Annual Emolument and Allowances (in RMB)
Du Guosheng	Chairman	M	46	Until June 2003	145,373
Yang Qingyu	Director and Vice Chairman	M	56	Until June 2003	142,088
Xu Hongxing	Director and General Manager	M	44	Until June 2003	140,568
Zhao Qichao	Director and Deputy General Manager	M	42	Until June 2003	119,614
*Wang Yuying	Director	F	56	Until June 2003	—
*Wang Yongjian	Director	M	43	Until June 2003	—
*Sun Bingyi	Director	M	57	Until June 2003	—
*Wang Ruihua	Director	M	55	Until June 2003	—
*Wang Caijun	Director	M	57	Until June 2003	—
*Cui Guoqi	Director	M	49	Until June 2003	—
*Lü Changqin	Director	M	56	Until June 2003	—
*Qiao Xianyi	Director	M	49	Until June 2003	—
*Mo Zhenglin	Director	M	39	Until June 2003	—
*Xiang Hanyin	Director	M	48	Until June 2003	—
*Rui Xingwen	Independent Director	M	76	Until June 2003	—
*Zhang Yanning	Independent Director	M	76	Until June 2003	—
*Yang Xuefeng	Independent Director	M	64	Until June 2003	—

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*Shang Bo	Chairman of the Board of Supervisors	M	55	Until June 2003	—
*Tao Guiying	Supervisor	F	55	Until June 2003	—
*Wang Yihe	Supervisor	M	54	Until June 2003	—
*Wang Shulan	Supervisor	F	48	Until June 2003	—
*Wang Weijun	Supervisor	M	57	Until June 2003	—
Yang Wancheng	Supervisor	M	57	Until June 2003	127,494
*Zhang Jinlong	Supervisor	M	58	Until June 2003	—

*	Such person has not received any emolument or allowance from the Company.

Directors’, Supervisors’ and Other Executive Officers’ Interests in Shares

None of the Directors, Supervisors or senior management had, as of 31 December 2002, any interests in any shares or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) which are required to be reported to the Company or the SEHK pursuant to section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein, or which are required to be reported to the Company or the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be reported as described above if they had been Directors.

Directors’ and Supervisors’ Service Contracts

Each of the Directors and Supervisors has entered into a service contract with the Company.

The aggregate amount of cash remuneration paid to the Directors as a group during the year ended 31 December 2002 was RMB 519,285, compared with RMB 154,446 in 2001. The aggregate amount of non-cash remuneration (consisting solely of pension and retirement benefits) paid to the Directors, as a group in 2002, was RMB 28,358, as compared with RMB 15,685 in 2001.

The aggregate amount of cash remuneration paid to the Supervisors as a group during the year ended 31 December 2002 was RMB 116,285, compared with RMB 232,707 in 2001. The aggregate amount of non-cash remuneration (consisting solely of pension and retirement benefits) paid to the Supervisors as a group in 2002 was RMB 11,209, compared with RMB 24,631 in 2001.

No other service contract exists between the Company or any of its subsidiaries and any of the Directors or Supervisors. Subject to the above, no Director or Supervisor has

23

entered into any service contract with the Company that is not terminable by the Company without payment other than statutory compensation.

Directors’ and Supervisors’ Interests in Contracts

Except as disclosed above, there was no contract of significance to which the Company or its subsidiaries was a party subsisting during or at the end of the year under review in which a Director or Supervisor of the Company had a material interest.

Employees’ Benefit, Retirement Scheme and Employee Housing Subsidy

As of 31 December 2002, the Company had 10,366 employees as compared with 10,764 employees in 2001, representing a decrease of 398 employees. In addition, the Company offered its employees the opportunities for education and training based upon its development and actual performance of the employees.

The Company’s employees participated in retirement benefit plans operated by the Company, details of which are set out in note 24 of the financial statements.

Under the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering detailed measures for payment of housing subsidies through increasing wages or making lump sum payments to qualified employees. Once determined, these measures will be reflected in the financial statements of the Company of the next relevant year. As disclosed in the Company’s Prospectus dated 17 June 1997, the Predecessor of the Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows. Therefore, the Directors believe the implementation of the new government housing reform policy will not have material effect on the Company’s financial position.

Basic Medical Insurance for Employees

According to the Beijing Municipal Government Order (2001) No. 68, and in line with the arrangements of Beijing municipal labor security authority, the Company has implemented the Regulations of Beijing Municipality on Basic Medical Insurance (the “Regulations”) on 1 September 2002. Prior to the implementation of such Regulations, the Company has been carrying out relevant State regulations by drawing 14% of the employees’ total current wages as welfare fees to be used as the medical expenditure for the employees of the Company, whilst relevant welfare fees were set out in the labor costs of the Company for the specific current term. After the implementation of the Regulations, the medical insurance fees to be paid represented 9% of the total wages, and such amount shall be included in the 14% employee welfare fees to be drawn by the Company. As a result, there will be no impact on the income statements and the balance sheets of the Company upon implementation of the Regulations.

24

Major Suppliers and Customers

For the year ended 31 December 2002, 59.5% of purchases (not including the purchase of items which are of a capital nature) were attributable to the Company’s largest supplier, the Parent Company; 12.9% of purchases were attributable to the Company’s five largest suppliers (excluding the Parent Company) in aggregate.

For the year ended 31 December 2002, the aggregate amount of sales attributable to the Company’s five largest customers, excluding Yanshan Company, represented less than 10.9% of the Company’s turnover. The amount of sales attributable to Yanshan Company, the Company’s largest customer, represented 12.4% of the Company’s turnover.

At no time during the year have the Directors and Supervisors, their associates, or any shareholder of the Company (whom to the knowledge of the Directors own more than 5% of the Company’s share capital) had any interests in these major suppliers and customers.

Reserves

Changes in reserves of the Company during the year under review are set out in the statements of changes in equity.

Fixed Assets

Movements in fixed assets of the Company, during the reporting period, are set out in note 11 to the financial statements.

Bank Loans and Other Borrowings

Particulars of bank loans and other borrowings of the Company as of 31 December 2002 are set out in notes 19 and 20 to the financial statements.

Interest Capitalised

Interest capitalised in the Company’s property, plant and equipment during the year amounted to RMB 25.8 million.

Taxation

The Company has been subject to the PRC enterprise income tax of 33% for the year ended 31 December 2002. The Company is not aware of any government policy changes that may affect the Company’s tax rate.

Details of the Company’s taxation are set out in note 7 to the financial statements.

25

Auditors

At the Annual Shareholders Meeting held on 7 June 2002, a resolution was passed for the appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively.

Compliance with the Code of Best Practice

Save as disclosed in announcements, the Company’s Directors are unaware of any circumstance which would indicate that the Company did not comply, or has not complied, with Appendix 14 (the “Code of Best Practice”) of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”).

During the reporting period, the Board of Directors has established an audit committee. The audit committee is composed of Mr. Rui Xingwen, Mr. Zhang Yanning and Mr. Yang Xuefeng, the independent directors. The audit committee is responsible for the review and supervision of the Company’s financial reporting process and internal controls as set out in the Code of Best Practice. During the reporting period, the audit committee held two meetings. The audit committee, together with the management, has reviewed the accounting policies, principles and methods adopted by the Company, and has discussed about the contents of the auditing, internal controls and the accountants’ report.

Impact of the Recent Economic Development

In the near future, unstable factors will inevitably exist in the international economy, which might bring adverse impact on the production and operation of the Company. Nevertheless, the Company believes that the steady growth of China’s economy will no doubt lead to a further increase in the demands for the products of the Company, whilst the commissioning of the ethylene facilities with 710,000 tons capacity will elaborate the scale merit of the Company. The Company believes that, through the implementation of its various effective operating and development strategies, it will ensure a satisfactory return for the shareholders.

Trust Deposits

As of 31 December 2002, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulty with respects to its deposits.

By Order of the Board of Directors

Du Guosheng

Chairman

11 April 2003, Beijing, the PRC

26

REPORT OF THE BOARD OF SUPERVISORS

[Mr. Shang Bo’s photo is inserted here]

To all shareholders:

During the reporting period, the Board of Supervisors has complied with the Company Law of the PRC, the regulations associated therewith, and the Company’s Articles of Association and has bona fide performed its duties as set forth in the Company’s Articles of Association, to protect the Company’s interest and the interest of the Company’s shareholders.

In 2002, confronted with more intense fluctuation in the world economy and the market competition after China’s accession to the WTO, the senior management of the Company coped with the realities objectively, based itself upon its own characteristics and implemented corresponding reforming measures and strategies decisively. The Company fully utilised the production capacity advantages upon completion of the Ethylene Project, further enhanced the ability to respond to market conditions through integration of the internal management system, and thereby achieved a satisfactory operation performance. The Board of Supervisors strengthened its supervising and managing efforts by attending the Board of Directors’ meetings and participating in the management’s decision-making process. In addition, the Board of Supervisors implemented supervision on the daily production and operational activities of the Company via overseeing the efficiency and capacity thereof. The Board of Supervisors regularly reviews the Company’s financial statements and accounts and believes that the Company has prepared the financial statements and accounts accurately, comprehensively and on a timely basis. So far as the Board of Supervisors is aware, no irregularity was disclosed in the financial statements and accounts.

The Board of Supervisors supervised the Directors and other Executive Officers in the performance of their duties. The Board of Supervisors believes that all Directors and other Executive Officers have performed their duties in accordance with the principles of honesty and trustworthiness, and acted in the best interests of the Company. So far as the Board of Supervisors is aware and save as disclosed in announcements, the Directors and other Executive Officers have complied with the relevant regulations set out in Appendix 14 of the Listing Rules and relevant regulations of China Securities Regulatory Commission and have not violated any laws, regulations or the Company’s Articles of Association.

The Board of Supervisors has comprehensively analyzed the financial statements of the Company to be presented in the annual shareholders’ meeting. The Board of Supervisors believes that during the reporting period the operating results of the Company reflected the true business position and all expenses and costs were rational. The proposed profit appropriation plan was made in the interests of shareholders and for the future development of the Company, as well as in accordance with the laws and regulations, and the Company’s Articles of Association.

27

The Board of Supervisors has always received strong support in its work from all shareholders, the Board of Directors and the entire staff of the Company. The Board of Supervisors wishes to express its deepest appreciation to all parties concerned.

By Order of the Board of Supervisors

Shang Bo

Chairman of the Board of Supervisors

11 April 2003, Beijing, the PRC

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Directors, Supervisors and Senior Management

Executive Directors

DU Guosheng, aged 46, is the Chairman of the Board of Directors of the Company. He joined Yanshan Company in 1982 and became the Chairman and General Manager of Yanshan Company in 1999. Mr. Du graduated from Fushun Petroleum Institute and received a master’s degree in management and engineering from Shanghai Tongji University.

YANG Qingyu, aged 56, joined Yanshan Company in 1970 and became the Deputy General Manager of Yanshan Company in 1993. Mr. Yang graduated from Tianjin University.

XU Hongxing, aged 44, is the General Manager of the Company. He joined Yanshan Company in 1982 and has served various capacities including the Deputy Director of the Synthetic Rubber Unit and the Deputy General Manager of Yanshan Company. Mr. Xu graduated from Tianjin University and has an MBA degree from People’s University of China.

ZHAO Qichao, aged 42, is the Deputy General Manager of the Company. He joined Yanshan Company in 1983 and became the Director of Polypropylene Unit of the Company in 1997. Mr. Zhao graduated from the No. 2 Branch School of Beijing Institute of Chemical Engineering.

Non-executive Directors

WANG Yuying, aged 56, joined Yanshan Company in 1970 and has served in various capacities including the Secretary of the Communist Party Committee and Vice Chairman of Yanshan Company. Ms. Wang graduated from People’s University of China with a master’s degree in administration of industrial enterprises.

WANG Yongjian, aged 43, joined Yanshan Company in 1982 and has served various capacities including the Director of Chemical Product Unit and the Deputy General Manager of Yanshan Company. Mr. Wang graduated from the East China Petroleum Institute and has an MBA degree from Dalian University of Science and Technology.

WANG Ruihua, aged 55, joined Yanshan Company in 1969 and became the Chairman of the Trade Union and the Deputy General Manager of Yanshan Company, respectively, in 1996 and 1999. Mr. Wang graduated from Beijing Junior College of Chemical Engineering and Beijing Economics Institute.

WANG Caijun, aged 57, joined Yanshan Company in 1970 and has served various capacities including the Chief Accountant of the Synthetic Rubber Unit and the Chief Accountant of Yanshan Company. Mr. Wang graduated from East China Institute of Chemical Engineering.

29

CUI Guoqi, aged 49, joined Yanshan Company in 1969 and has served various capacities including the Chairman of the Trade Union of Yanshan Company. Mr. Cui graduated from the People’s University of China with an MBA degree.

Lü Changqin, aged 56, joined Yanshan Company in 1974 and has served as the Director of Chemical Works No. 1. He graduated from the Beijing Broadcasting Institute.

QIAO Xianyi, aged 49, joined Yanshan Company in 1970 and has served various capacities including the Deputy Director of the Oil Refining Plant and Deputy General Manager of Yanshan Company. Mr. Qiao graduated from the Beijing University of Chemical Science.

MO Zhenglin, aged 39, joined Yanshan Company in 1986, and has served various capacities including the Deputy Director of the Financial Department of Yanshan Company, Deputy Director of the Financial Department of the Company, and the Dhief Accountant of the Sinopec Yanshan Branch. Mr. Mo graduated from the Zhongnan University of Finance and Economics.

SUN Bingyi, aged 57, joined Yanshan Company in 1970 and became the Deputy General Manager of Yanshan Company in 1989. Mr. Sun graduated from Dalian Heavy Industry Institute.

XIANG Hanyin, aged 48, joined the Yizheng Chemical Fibre Company in 1982, and has served various capacities. In 2000, Mr. Xiang joined the Chemicals Department of New Sinopec as the Deputy Director. Mr. Xiang graduated from Nanjing Chemical Institute.

RUI Xingwen, aged 76, was an economics professor at Shanghai Tongji University and Shandong University and has served in several governmental offices, including Vice Minister respectively of the Ministry of Astronautics Industry and State Planning Commission and Advisor to State Development and Planning Commission. Mr. Rui graduated from People’s University of China.

ZHANG Yanning, aged 76, has served in various governmental offices, holding positions as Vice Minister of the State Economic Commission, Deputy Director of the Production Committee of the State Council, Deputy Chief of the Economic and Trade Office of the State Council, member of the Finance and Economic Affairs Committee of the National People’s Congress, and Chairman of the All China Association of Enterprises. Mr. Zhang graduated from the Dalian Engineering Institute.

YANG Xuefeng, aged 64, joined Sinopec in 1984 and has served various capacities including the Deputy Director of the Department of Production Management and

30

Deputy Director of the Planning Department. Mr. Yang graduated from the Beijing Institute of Chemical Engineering.

Supervisors

SHANG Bo, aged 55, is the Chairman of the Company’s Board of Supervisors. He joined Yanshan Company in 1969 and served in various capacities including a Deputy Secretary of the Communist Party Committee of Yanshan Company. Mr. Shang graduated from Lanzhou Petroleum Institute and Beijing Municipal Management Executive Training School.

TAO Guiying, aged 55, joined Yanshan Company in 1970 and has served in various capacities including positions as a Vice Chairman of the Yanshan Company Trade Union. Ms. Tao graduated from the East China Institute of Chemical Engineering.

WANG Yihe, aged 54, joined Yanshan Company in 1968 and has served in various capacities including a Deputy Secretary of the Disciplinary Committee of Yanshan Company. Mr. Wang graduated from the People’s University of China.

WANG Shulan, aged 48, joined Yanshan Company in 1971 and has served in various capacities including a Deputy Chief of the Accounting Department of the Company. Ms. Wang graduated from the People’s University of China.

WANG Weijun, aged 57, joined Yanshan Company in 1969 and has served in various capacities including the Chairman of the Management Committee of the Chemical Works No. 1 Plant. Mr. Wang graduated from the Beijing Institute of Chemical Engineering.

YANG Wancheng, aged 57, joined Yanshan Company in 1970 and has served in various capacities including the Chairman of the Management Committee of the Synthetic Rubber Unit. He graduated from Tianjin University.

ZHANG Jinlong, aged 58, joined Yanshan Company in 1969 and has served in various capacities including the Chairman of the Trade Union of Polypropylene Business Unit. Mr. Zhang graduated from the China Correspondence University for Calligraphy and Painting.

Other Executive Officers

GUO Hong, aged 39, is the Chief Financial Officer of the Company. Mr. Guo joined Yanshan Company in 1982 and has served various capacities including the Deputy Director of the Financial Department of the Company. Mr. Guo graduated from the Wuhan University of Industry with a Master’s degree.

ZHOU Quansheng, aged 34, is the Secretary of the Board of the Company. Mr. Zhou joined Yanshan Company in 1990, and has served in various capacities including the

31

Head of the Office of the Board Secretary of the Company. Mr. Zhou graduated from Zhejiang University, and obtained an MBA degree from the Dalian Institute of Technology.

32

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting (“AGM”) of the Company will be held on Monday, 23 June 2003, at No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, the PRC at 9:00 a.m. sharp for the following purposes:

1.	to consider and approve the 2002 report of the Board of Directors of the Company;

2.	to consider and approve the 2002 report of the Board of Supervisors of the Company;

3.	to consider and approve the audited financial statements of the Company for the year ended 31 December 2002;

4.	to consider and approve the proposed profit appropriation plan of the Company for 2002;

5.	to determine the remuneration of the Directors and Supervisors of the Company for 2003;

6.	to consider and approve the proposal on the candidates for the new Directors and Supervisors;

7.	to consider and approve the appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively, for the fiscal year 2003, and to authorise the Directors of the Company to determine their remuneration.

8.	to transact any further business, if necessary.

By Order of the Board of Directors

Du Guosheng

Chairman

11 April 2003, Beijing, the PRC

The Registered Office:

No. 1 Beice, Yingfeng Erli,

Yanshan, Fangshan District,

Beijing 102500

The PRC

Notes:

33

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Register of Members of the Company at close of business on 27 May, 2003 are entitled to attend the AGM upon presentation of their passports or other identity papers and documents of authorisations.

(B)	According to the Company’s Articles of Association, the register of members of the Company will be closed 30 days before the date of the AGM, which is from 28 May 2003 to 27 June 2003 (both days inclusive), during which time no H share transfer will be effected.

(C)	Each shareholder who has the right to attend and vote at the AGM is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the AGM.

(D)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E)	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney. If that instrument is signed by an attorney of the appointer, the power of attorney must be certified with notarisation. To be valid, the notarised certified power of attorney and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM.

(F)	Shareholders intending to attend the AGM should return the accompanying reply slip attached in this Annual Report to the Secretary’s Office of the Company before 7 June 2003 personally or by mail, cable or facsimile. Returning the proxy form on the back of the reply slip will not affect shareholders’ rights to attend in person.

(G)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(H)	The details of the Secretary’s Office of the Company are as follows:

No. 1 Beice, Yingfeng Erli,
Yanshan, Fangshan District,
Beijing, the PRC
Postal Code	: 102500
Tel	: (8610) 6934-5924
Fax	: (8610) 6934-5448

34

CORPORATE INFORMATION

REGISTERED NAME	[Chinese Name of the Company]

ENGLISH NAME	Sinopec Beijing Yanhua Petrochemical Company Limited

LEGAL ADDRESS	No. 1 Beice, Yingfeng Erli, Yanshan
Fangshan District
Beijing, People’s Republic of China

PLACE OF BUSINESS IN HONG	39/F, Gloucester Tower
KONG	The Landmark, 11 Pedder Street
Central, Hong Kong

COMPANY SECRETARY	Zhou, Quansheng

AUTHORIZED REPRESENTATIVES	Xu, Hongxing
Zhou, Quansheng

AUDITORS	KPMG
8/F, Prince’s Building
10 Chater Road
Central, Hong Kong

LEGAL ADVISERS

as to Hong Kong law and United	Coudert Brothers
States law:	39/F, Gloucester Tower
The Landmark, 11 Pedder Street
Central, Hong Kong

as to PRC law:	Haiwen & Partners
Room 1016,
No.2, East Sanhuan Northern Road
Silver Tower
Chaoyang District
Beijing, PRC

35

PRINCIPAL BANKERS	Industrial and Commercial Bank of China
Beijing, Yanshan Petrochemical Branch
General Building
Ying Feng San Li, Fangshan District
Beijing, PRC

China Construction Bank
Beijing, Yanshan Petrochemical Branch
No.1 Ying FengEr Li, Fangshan District
Beijing, PRC

Bank of China, Beijing Branch
8 Ya Bao Road, Chao Yang District
Beijing, PRC

HONG KONG SHARE	Hong Kong Registrars Limited
REGISTRAR	Room 1901-5
Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY	The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

PLACES OF LISTING	H Shares:
The Stock Exchange of Hong Kong Limited
Share Code: 0325

ADSs:
The New York Stock Exchange, Inc.
Ticker Symbol: BYH

36

OTHER INFORMATION

The Company’s 2002 interim report was published in August 2002. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June 2003 for inspection. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

The PRC:	Sinopec Beijing Yanhua Petrochemical Company Limited
Secretariat to the Board of Directors
No. 1 Beice, Yingfeng Erli
Fangshan District
Beijing, PRC
Tel: (8610) 6934-5924
Fax: (8610) 6934-5448

Hong Kong:	Rikes Communications Limited
Rm. 701, Wanchai Central Bldg.
89 Lockhart Road
Wanchai, Hong Kong
Tel: (852) 2520-2201
Fax: (852) 2520-2241

The USA:	The Bank of New York
Investor Relation
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA

Toll Free TEL # for domestic callers:
1-888-BNY-ADRs

37

kpmg

To the shareholders of

Sinopec Beijing Yanhua Petrochemical Company Limited

(Established in the People’s Republic of China with limited liability)

We have audited the financial statements on pages 2 to 36 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company’s directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing the financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2002 and of the Company’s profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China, 11 April 2003

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2002

(Amounts in thousands, except per share data)

		2002	2001
	Note	RMB	RMB
			(Restated)
Turnover	3	9,443,061	5,975,255
Cost of sales		(8,368,029)	(5,660,191)

Gross profit		1,075,032	315,064
Selling, general and administrative expenses		(530,571)	(565,412)
Other operating income		55,979	30,053
Other operating expenses		(55,687)	(31,143)
Net (loss)/ gain on disposal of property, plant and equipment	4	(3,195)	147,737
Employee reduction expenses	5	—	(246,943)

Profit/(loss) from operations		541,558	(350,644)
Net financing costs	6 (a)	(210,830)	(59,579)

Profit/(loss) from ordinary activities before taxation	6	330,728	(410,223)
Income tax (expense)/benefit	7	(121,629)	137,756

Profit/(loss) attributable to shareholders		209,099	(272,467)

Dividends attributable to the year	9	—	—

Basic earnings/(loss) per share	10	0.062	(0.081)

The notes on page 7 to 36 form part of these financial statements.

BALANCE SHEET

AT 31 DECEMBER 2002

(Amounts in thousands)

		2002	2001
	Note	RMB	RMB
			(Restated)
Non-current assets
Property, plant and equipment	11	7,900,990	8,362,192
Deferred tax assets	12	330,450	486,017

Total non-current assets		8,231,440	8,848,209

Current assets
Inventories	13	985,119	737,778
Trade receivables	14	285,594	331,288
Bills receivable	14	232,609	82,921
Prepayments and other current assets	15	262,410	444,772
Income tax receivable		—	37,088
Cash and cash equivalents		262,635	276,140

Total current assets		2,028,367	1,909,987

Current liabilities
Trade payables	16	150,185	274,986
Bills payable	16	130,000	37,359
Accruals and other payables	17	587,573	894,705
Bank loans	19	1,776,402	3,168,392
Loans from parent companies and fellow subsidiaries	20	380,000	380,000

Total current liabilities		3,024,160	4,755,442

Net current liabilities		(995,793)	(2,845,455)

Total assets less current liabilities		7,235,647	6,002,754

The notes on page 7 to 36 form part of these financial statements.

BALANCE SHEET (Continued)

AT 31 DECEMBER 2002

(Amounts in thousands)

		2002	2001
	Note	RMB	RMB
			(Restated)
Total assets less current liabilities		7,235,647	6,002,754

Non-current liabilities
Bank loans	19	1,927,543	869,811
Deferred tax liabilities	12	286,157	320,095

Total non-current liabilities		2,213,700	1,189,906

Net assets		5,021,947	4,812,848

Shareholders’ equity
Share capital	21	3,374,000	3,374,000
Share premium		774,630	774,630
Reserves	22	12,908	17,098
Retained earnings	22(e)	860,409	647,120

		5,021,947	4,812,848

Approved and authorised for issue by the Board of Directors on 11 April 2003.

Du Guosheng	Guo Hong
Chairman	Chief Financial Officer

The notes on page 7 to 36 form part of these financial statements.

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2002

(Amounts in thousands)

		2002	2001
	Note	RMB	RMB
			(Restated)
Cash flows from operating activities
Cash generated from operations	27(a)	1,220,949	716,695
Interest paid		(220,918)	(207,091)
Income tax paid		—	(128,336)
Income tax recovered		37,088	—

Net cash from operating activities		1,037,119	381,268

Cash flows from investing activities
Acquisition of property, plant and equipment		(722,492)	(2,048,217)
Interest received		2,063	2,139
Proceeds from disposal of property, plant and equipment		4,063	108

Net cash used in investing activities		(716,366)	(2,045,970)

Cash flows from financing activities
Proceeds from bank loans		5,467,127	3,508,533
Repayments of bank loans		(5,801,385)	(1,718,868)
Dividends paid		—	(134,960)

Net cash (used in)/ from financing activities		(334,258)	1,654,705

Net decrease in cash and cash equivalents		(13,505)	(9,997)
Cash and cash equivalents at beginning of year		276,140	286,137

Cash and cash equivalents at end of year		262,635	276,140

The notes on page 7 to 36 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2002

(Amounts in thousands)

		Share capital	Share premium	Reserves	Retained earnings	Total
	Note	RMB	RMB	RMB	RMB	RMB
					(Restated )	(Restated )
At 1 January 2001		3,374,000	774,630	120,677	950,968	5,220,275
Net loss		—	—	—	(272,467)	(272,467)
Dividend	9	—	—	—	(134,960)	(134,960)
Revaluation surplus realised		—	—	(103,579)	103,579	—

At 31 December 2001		3,374,000	774,630	17,098	647,120	4,812,848

At 1 January 2002		3,374,000	774,630	17,098	647,120	4,812,848
Net profit		—	—	—	209,099	209,099
Revaluation surplus realised		—	—	(4,190)	4,190	—

At 31 December 2002		3,374,000	774,630	12,908	860,409	5,021,947

Note:	As described in Note 23 to the financial statements, the Company changed its method of accounting for land use rights in 2002. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balances of retained earnings and shareholders’ equity at 1 January 2001.

The notes on page 7 to 36 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

Sinopec Beijing Yanhua Petrochemical Company Limited (“the Company”) was incorporated as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Group Company (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group” or “Ultimate Parent Company”), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation (“Sinopec” or “Immediate Parent Company”). In accordance with the reorganisation agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

(b)	Basis of preparation

These financial statements are prepared on the historical cost convention as modified by the revaluation of property, plant and equipment as stated in accounting policy (d).

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Translation of foreign currencies

The functional and reporting currency of the Company is Renminbi. Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

Foreign currency translation differences relating to funds borrowed to finance the acquisition and construction of property, plant and equipment are capitalised during the construction period to the extent that they are regarded as an adjustment to interest costs. All other exchange differences are dealt with in the income statement.

(d)	Property, plant and equipment

(i)	Property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses (refer to accounting policy (j)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 11(a)), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (refer to accounting policy (j)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction.

Capitalisation of these borrowing costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Property, plant and equipment (Continued)

(ii)	Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

(iii)	Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment after taking into account the asset’s estimated residual value. The estimated useful lives are as follows:

Buildings	20-40 years
Plant, machinery and equipment	4-20 years
Motor vehicles	8 years
Office equipment and other	5-30 years

No depreciation is provided in respect of construction in progress.

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumable are stated at cost less provision for obsolescence.

(f)	Trade and other receivables

Trade and other receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months at time of purchase.

(h)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(i)	Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of the ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Impairment loss

The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

The Company assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(k)	Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(l)	Operating leases

Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Net financing costs

Net financing costs comprise interest expense on borrowings, interest income on bank deposits, foreign exchange gains and losses, and other related costs incurred in connection with borrowings.

Interest income from bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the applicable rate.

Interest and other related costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(n)	Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

(o)	Retirement benefits

The contributions payable under the Company’s retirement scheme are charged to the income statement according to the contribution determined by the scheme. Further information is set out in Note 24.

(p)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rate. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Dividends

Dividends are recognised as liability in the period in which they are declared.

(r)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s)	Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3.	TURNOVER

Turnover represents revenue from sales of goods to customers, net of value added tax.

4.	NET GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

On 20 November 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain on disposal of RMB 156,546,000. The consideration of the transaction was determined based on a report issued by an independent qualified valuer issued on 17 November 2001.

5.	EMPLOYEE REDUCTION EXPENSES

In accordance with Sinopec’s voluntary employee reduction plan, the Company recorded employee reduction expenses of RMB 246,943,000 during the year ended 31 December 2001. In addition, Sinopec made an additional payment of RMB 100,782,000 to the Company’s staff in connection with this voluntary employee reduction plan. No employee reduction expenses were recorded during the year ended 31 December 2002.

6.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit/(loss) from ordinary activities before taxation is arrived at after charging/(crediting):

(a)	Net financing costs

	2002	2001
	RMB’000	RMB’000
Interest expense	220,918	207,091
Less: Amount capitalised as construction in progress*	(25,805)	(153,744)

Interest expense, net	195,113	53,347
Interest income	(2,063)	(2,139)
Foreign exchange loss, net	142	452
Others	17,638	7,919

	210,830	59,579

*Borrowing costs have been capitalised at a rate of between 3.31% to 5.31% (2001: 5.73% to 6.15%) per annum for construction in progress.

6.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION (Continued)

(b)	Other items

	2002	2001
	RMB’000	RMB’000
Cost of inventories#	8,368,029	5,660,191
Depreciation#	806,124	525,410
Repairs and maintenance expenses#	283,491	147,699
Research and development costs	59,028	53,781
Staff costs#
— Wages and salaries, welfare and other costs	274,968	243,006
— Contributions to defined contribution retirement scheme	40,654	44,154
Auditors’ remuneration	2,352	2,996
Operating lease expenses in respect of machinery and equipment	16,024	8,925

# Cost of inventories includes RMB 1,249,170,000 (2001:RMB 800,016,000) relating to staff costs, depreciation, repairs and maintenance expenses, which amount is also included in the respective total amounts disclosed separately.

7.	INCOME TAX (EXPENSE)/BENEFIT

Income tax (expense)/benefit in the income statement represents:

	2002	2001
	RMB’000	RMB’000
Provision for PRC income tax for the year	—	—
Deferred taxation (Note 12)	(121,629)	137,756

	(121,629)	137,756

The provision for PRC income tax is calculated at the rate of 33% (2001: 33%) on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

7.	INCOME TAX (EXPENSE)/BENEFIT (Continued)

A reconciliation of the expected income tax with the actual income tax (expense)/benefit is as follows:

	2002	2001
	RMB’000	RMB’000
Profit/(loss) from ordinary activities before taxation	330,728	(410,223)

Expected PRC income tax at a statutory tax rate of 33%	(109,140)	135,374
Non-deductible expenses	(25,013)	—
Tax credit for capital expenditure (Note (a))	11,834	—
Miscellaneous non-taxable items	690	2,382

Income tax (expense)/benefit	(121,629)	137,756

Note (a):	Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax credit of RMB 11,834,000 during the year which is determined based on a percentage of the purchased amount of equipment produced in the PRC for technological improvements.

8.	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments

	2002	2001
	RMB’000	RMB’000
Fees for executive directors	—	—
Fees for non-executive directors	—	—
Fees for supervisors	—	—
Other emoluments for executive directors and supervisors
— Basic salaries and allowances	138	139
— Bonus	498	248
— Retirement scheme contributions	29	30
— Others	10	10
Other emoluments for non-executive directors	—	—

	675	427

(b)	Emoluments to the five highestpaid individuals (including directors, supervisors and employees)

The five highest paid individuals in the Company during the year ended 31 December 2002 (2001: Three), were either directors or supervisors, whose total emoluments have been included above. For the remaining individuals in 2001, details of emoluments are as follows:

2001
RMB’000
Basic salaries and allowances	62
Bonus	115
Retirement scheme contributions	14

191

No directors or supervisors waived any emoluments during the year ended 31 December 2002 (2001: Nil).

For the year ended 31 December 2002, each of the five highest paid individuals (including directors, supervisors and employees) received less than HK$ 1,000,000.

During the year, no emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

9.	DIVIDEND

The Directors did not propose a final dividend for the year ended 31 December 2002 (2001: Nil).

The dividend declared and paid during the year ended 31 December 2001 represented a final dividend in respect of the year ended 31 December 2000 of RMB 0.04 per share totaling RMB 134,960,000.

10.	BASIC EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to shareholders of RMB 209,099,000 (2001 (restated): Loss of RMB 272,467,000) and the weighted average number of shares of 3,374,000,000 (2001: 3,374,000,000) during the year.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended 31 December 2002 and 2001.

11.    PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant, Machinery and Equipment	Motor Vehicles	Office Equipment and Others	Construction in Progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost or valuation
At 1 January 2002	728,874	13,199,403	119,094	390,531	479,206	14,917,108
Additions	—	150,296	—	3,475	198,409	352,180
Transfer in/(out)	117,994	280,339	1,758	11,124	(411,215)	—
Disposals	(9,478)	(2,492)	(18,961)	(7,159)	—	(38,090)
Reclassification	(68,638)	68,446	192	—	—	—

At 31 December 2002	768,752	13,695,992	102,083	397,971	266,400	15,231,198

Accumulated depreciation
At 1 January 2002	(352,554)	(5,830,532)	(75,399)	(296,431)	—	(6,554,916)
Depreciation for the year	(17,897)	(760,304)	(5,031)	(22,892)	—	(806,124)
Written back on disposal	4,627	1,842	18,195	6,168	—	30,832
Reclassification	49,055	(48,869)	(186)	—	—	—

At 31 December 2002	(316,769)	(6,637,863)	(62,421)	(313,155)	—	(7,330,208)

Net book value
At 31 December 2002	451,983	7,058,129	39,662	84,816	266,400	7,900,990

At 31 December 2001	376,320	7,368,871	43,695	94,100	479,206	8,362,192

11.    PROPERTY, PLANT AND EQUIPMENT (Continued)

(a)    The property, plant and equipment of the Company were valued by a firm of qualified independent valuers on 23 April 1997, using the depreciated replacement cost and open market value approach. The valuation was performed in compliance with the PRC laws and regulations as part of the Reorganisation. As a result of the appraisal, an increase in value of the property, plant and equipment of approximately RMB 1,808 million (including approximately RMB 28 million for construction in progress and RMB 819 million for land use rights) was recorded as of 23 April 1997. The land use rights are in respect of land located in the PRC and were granted in 1997 for a period of 50 years from the date of grant. As discussed in Note 23, the Company changed its method of accounting for land use rights in 2002.

In accordance with IAS 16 Property, Plant and Equipment, subsequent to this revaluation, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed at 30 September 1999, which was based on depreciated replacement costs, the carrying amounts of property, plant and equipment did not differ materially from their fair values.

12.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	2002	2001
	RMB’000	RMB’000
Deferred tax assets:
Current
Provision, primarily for doubtful accounts receivables	90,060	93,806
Others	—	3,201
Non-current
Tax value of losses	—	143,134
Land use rights (See Note 23)	240,390	245,876

	330,450	486,017

12.    DEFERRED TAX ASSETS AND LIABILITIES (Continued)

	2002	2001
	RMB’000	RMB’000
Deferred tax liabilities:
Non-current
Property, plant and equipment	(193,002)	(219,930)
Accelerated depreciation	(69,768)	(83,985)
Interest capitalisation	(23,387)	(16,180)

	(286,157)	(320,095)

Net deferred tax assets	44,293	165,922

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2002	Recognised in income statement	Balance at 31 December 2002
	RMB’000	RMB’000	RMB’000
Current
Provision, primarily for doubtful accounts receivables	93,806	(3,746)	90,060
Others	3,201	(3,201)	—
Non-current
Tax value of losses carried forward	143,134	(143,134)	—
Land use rights	245,876	(5,486)	240,390
Property, plant and equipment	(219,930)	26,928	(193,002)
Accelerated depreciation	(83,985)	14,217	(69,768)
Interest capitalisation	(16,180)	(7,207)	(23,387)

Net deferred tax assets	165,922	(121,629)	44,293

13.	INVENTORIES

	2002	2001
	RMB’000	RMB’000
Raw materials	327,647	370,001
Work in progress	208,545	151,162
Finished goods	199,768	55,101
Spare parts and consumables	348,351	222,372

	1,084,311	798,636
Less: Allowance for diminution in value of inventories	(99,192)	(60,858)

	985,119	737,778

At 31 December 2002, the Company had inventories carried at net realisable value with carrying amount of RMB 84,913,000 (2001: RMB 29,387,000).

14.	TRADE RECEIVABLES AND BILLS RECEIVABLE

	2002	2001
	RMB’000	RMB’000
Trade receivables
— Third parties	346,615	424,411
— Parent companies and fellow subsidiaries (Note 18)	97,941	94,948
Less: Allowance for doubtful accounts	(158,962)	(188,071)

Subtotal	285,594	331,288

Bills receivable
— Third parties	198,034	81,521
— Parent companies and fellow subsidiaries (Note 18)	34,575	1,400

Subtotal	232,609	82,921

Total	518,203	414,209

The ageing analysis of trade receivables and bills receivable is as follow:

	2002	2001
	RMB’000	RMB’000
Within one year	348,863	308,184
Between one and two years	92,257	90,481
Between two and three years	61,117	85,748
Over three years	174,928	117,867
Less: Allowance for doubtful accounts	(158,962)	(188,071)

	518,203	414,209

Sales are generally on a cash term. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

15.	PREPAYMENTS AND OTHER CURRENT ASSETS

	2002	2001
	RMB’000	RMB’000
Other receivables
— Third parties	99,126	113,699
— Parent companies and fellow subsidiaries (Note18)	144,318	320,470
Less: Allowance for doubtful accounts	(14,758)	(8,989)

Subtotal	228,686	425,180

Prepayments
— Third parties	33,540	11,266
— Parent companies and fellow subsidiaries (Note18)	184	8,326

Subtotal	33,724	19,592

Total	262,410	444,772

16.	TRADE PAYABLES AND BILLS PAYABLE

	2002	2001
	RMB’000	RMB’000
Trade payables
— Third parties	77,852	81,977
— Parent companies and fellow subsidiaries (Note 18)	72,333	193,009

Subtotal	150,185	274,986

Bills payable
— Third parties	—	37,159
— Parent companies and fellow subsidiaries (Note 18)	130,000	200

Subtotal	130,000	37,359

Total	280,185	312,345

The ageing analysis of trade payables and bills payable is as follow:

	2002	2001
	RMB’000	RMB’000
Due within three months or on demand	137,477	293,669
Due after three months and within six months	130,000	18,676
Due after six months	12,708	—

	280,185	312,345

17.	ACCRUALS AND OTHER PAYABLES

	2002	2001
	RMB’000	RMB’000
Receipts in advance
— Third parties	159,564	95,274
— Parent companies and fellow subsidiaries (Note 18)	562	6,876

Subtotal	160,126	102,150
Amounts due to parent companies and fellow subsidiaries (Note 18)	89,351	98,592
Accrued expenses	290,468	621,209
Others	47,628	72,754

	587,573	894,705

18.	AMOUNTS DUE FROM/TO PARENT COMPANIES AND FELLOW SUBSIDIARIES

Amounts due from/to parent companies and fellow subsidiaries are unsecured, interest free with no fixed repayment term and arose in the ordinary course of business (See Note 25).

19.	BANK LOANS

Bank loans are unsecured and are repayable as follows:

	2002	2001
	RMB’000	RMB’000
After five years	—	640,834
Between two to five years	1,909,150	45,983
Between one to two years	18,393	182,994

Subtotal	1,927,543	869,811

Within one year
Current portion of long-term loans	201,402	1,518,392
Short-term loans	1,575,000	1,650,000

Subtotal	1,776,402	3,168,392

Total	3,703,945	4,038,203

Short-term loans are unsecured loans without guarantee and payable in full when due. The Company’s weighted average interest rate on short-term loans was 5.15% at 31 December 2002 (2001: 5.62%).

19.	BANK LOANS (Continued)

Long-term bank loans comprise:

		2002	2001
	Interest rate	RMB’000	RMB’000
US Dollar denominated:
Due in 2003	Libor+0.5%	183,009	182,994
Due in 2006	Floating rate quoted by the PBOC	699,947	640,834
Payable semi-annually through 2005	Libor+1%	45,989	64,375
Renminbi denominated:
Due in 2005	Fixed at 4.94%	1,200,000	—
Due in 2002	Fixed at 5.94%	—	1,450,000
Due in 2002	Fixed at 5.94%	—	50,000

Total long term loan outstanding		2,128,945	2,388,203
Less: Amounts due within one year		201,402	1,518,392

Amounts due after one year		1,927,543	869,811

20.	LOANS FROM PARENT COMPANIES AND FELLOW SUBSIDIARIES

Loans from parent companies and fellow subsidiaries are unsecured and are repayable on demand as follows:

		2002		2001
	Interest rate	RMB’000	Interest rate	RMB’000
Loan from Sinopec	Interest free	30,000	Interest free	30,000
Loan from Sinopec	4.536%	150,000	5.301%	150,000
Loan from Sinopec Group	Floating rate quoted by the PBOC	200,000	Floating rate quoted by the PBOC	200,000

		380,000		380,000

21.    SHARE CAPITAL

	2002	2001
	RMB’000	RMB’000
Registered, issued and fully paid
2,362,000,000 domestic shares of RMB 1.00 each	2,362,000	2,362,000
1,012,000,000 H shares of RMB 1.00 each	1,012,000	1,012,000

	3,374,000	3,374,000

All the H shares and domestic shares rank pari passu in all material respects. Domestic shares are those issued to Yanshan Company in the PRC for the net assets transferred to the Company in connection with the Reorganisation. H shares are those issued to investors outside the PRC and traded on the Stock Exchange of Hong Kong and, in the form of ADSs, on the New York Stock Exchange.

22.    RESERVES

	Statutory surplus reserve	Statutory public welfare fund	Capital reserve	Revaluation reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (b)	Note (c)	Note (d)
At 1 January 2001	111,909	111,908	(951,146)	848,006	120,677
Revaluation surplus realised	—	—	—	(103,579)	(103,579)

At 31 December 2001	111,909	111,908	(951,146)	744,427	17,098

At 1 January 2002	111,909	111,908	(951,146)	744,427	17,098
Revaluation surplus realised	—	—	—	(4,190)	(4,190)

At 31 December 2002	111,909	111,908	(951,146)	740,237	12,908

(a)	According to the Company’s Articles of Association, the net profit for the year can only be appropriated after offsetting the previous years’ losses, if any, as determined in accordance with the PRC Accounting Rules and Regulations.

22.    RESERVES (Continued)

(b)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

At 31 December 2002 and 2001, because the Company has accumulated losses of RMB 91,024,000 and RMB 366,163,000, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations, no appropriation was made to the statutory surplus reserve for the years ended 31 December 2002 and 2001.

(c)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net profit (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

At 31 December 2002 and 2001, because the Company has accumulated losses of RMB 91,024,000 and RMB 366,163,000, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations, no appropriation was made to the statutory welfare fund for the years ended 31 December 2002 and 2001.

(d)	The capital reserve represents the difference between the total amount of the par value of shares issued to Yanshan Company and the amount of the net assets received from Yanshan Company in connection with the Reorganisation.

(e)	According to the Company’s Articles of Association, the retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2002, the Company has accumulated losses of RMB 91,024,000 (2001: Accumulated losses of RMB 366,163,000), being the amount determined in accordance with the PRC Accounting Rules and Regulations.

23.    CHANGE IN ACCOUNTING POLICY

Effective 1 January 2002, the Company changed its accounting policy with respect to land use rights. Land use rights are now carried at historical cost less accumulated amortisation rather than at its revalued amount. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balances of retained earnings and shareholders’ equity at 1 January 2001.

The change had the following impact to the retained earnings and shareholders’ equity at 1 January 2002 and 2001:

	2002	2001
	RMB’000	RMB’000
Retained earnings at 1 January as previously reported	595,998	910,738
Change in accounting policy with respect to the amortisation of land use rights (net of income taxes of RMB 25,179,000 for 2002 and RMB 19,814,000 for 2001)	51,122	40,230

Retained earnings at 1 January as restated	647,120	950,968

Shareholders’ equity at 1 January as previously reported	5,312,053	5,730,372
Change in accounting policy with respect to the amortisation of land use rights (net of income tax of RMB 245,875,000 for 2002 and RMB 251,240,000 for 2001)	(499,205)	(510,097)

Shareholders’ equity at 1 January as restated	4,812,848	5,220,275

The effect of the change is a decrease in amortisation expense of RMB 16,256,000 for 2002 and RMB 16,256,000 for 2001. Opening retained earnings for 2001 have been increased by RMB 40,230,000 which is the amount of the adjustment, net of taxes, relating to periods prior to 2001.

24.    RETIREMENT SCHEME

The Company’s full-time employees are covered by a state-sponsored pension scheme, and are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make contributions to the retirement scheme at a rate of 19% (2001: 19%) of the employees’ salaries. The Company provides no retirement benefits other than the contributions described above.

25.    RELATED PARTY TRANSACTIONS

A significant portion of the transactions undertaken by the Company is with, and on terms determined by Sinopec Group and Sinopec and its affiliates.

The following is a summary of significant related party transactions with Sinopec Group and Sinopec and its affiliates:

	2002	2001
	RMB’000	RMB’000
Sale of goods	1,089,502	1,549,640
Sale of equipment	—	167,850
Purchase of inventories	5,147,244	3,727,319
Utilities provided to the Company	1,002,831	767,548
Social services (environmental protection, employee housing, health care, education, public security and other ancillary services) provided to the Company	108,482	153,618
Construction and repair services provided to the Company	42,398	9,961
Loans provided to the Company	—	185,000
Interest expense paid	17,968	8,833
Interest income received	119	201
Technological development expenses paid	30,000	30,000
Technological development fees received	44,984	48,472
Insurance premium paid	13,257	14,295

In accordance with the supply agreement, Sinopec and its affiliates provide materials and services to the Company at state or market prices, and the Company provides products to Sinopec and its affiliates at state or market prices.

Interest income received represents interest on time deposits placed with Sinopec Group and its affiliates. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of time deposits at 31 December 2002 was RMB 13,781,000 (2001: RMB 11,650,000).

At 31 December 2002, guarantees provided by Sinopec and its affiliates in respect of the Company’s long-term bank loans which consisted of loans of USD 106,672,061 and RMB 1,200,000,000 (2001: USD 77,427,000 and RMB 1,450,000,000).

The directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, all of which have been reviewed and approved by the non-executive directors.

26.	SEGMENT INFORMATION

All of the Company’s production and sales operations are conducted in the PRC.

The Company’s reportable business segments include resins and plastics, synthetic rubber, basic organic chemical products and others. The resins and plastics unit manufactures and sells petrochemical products including LDPE, polypropylene, HDPE, polyester chips and polystyrene. The synthetic rubber unit manufactures and sells cis-polybutadiene and SBS rubber. The basic organic chemical products unit manufactures and sells organic chemical products including phenol, acetone, ethylene glycol, ethylene and propylene. The others segment includes miscellaneous petrochemical products not classified in the above three business segments.

The reportable business segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

The Company evaluates the performance and allocates resources to its operating segments on a gross profit basis. The accounting policies of the Company’s segments are the same as those described in the Significant Accounting Policies (see Note 2).

	2002	2001
	RMB’000	RMB’000
External sales
Resins and Plastics	5,514,147	3,203,189
Synthetic Rubber	1,418,899	925,512
Basic Organic Chemical Products	2,140,185	1,373,201
Others	369,830	473,353

Total external sales	9,443,061	5,975,255
Cost of sales
Resins and Plastics	(4,943,357)	(3,004,017)
Synthetic Rubber	(1,189,480)	(900,588)
Basic Organic Chemical Products	(1,877,542)	(1,237,069)
Others	(357,650)	(518,517)

Total cost of sales	(8,368,029)	(5,660,191)

26.	SEGMENT INFORMATION (Continued)

	2002	2001
	RMB’000	RMB’000
Segment results
Resins and Plastics	570,790	199,172
Synthetic Rubber	229,419	24,924
Basic Organic Chemical Products	262,643	136,132
Others	12,180	(45,164)

Total segment results	1,075,032	315,064
Selling, general and administrative expenses	(530,571)	(565,412)
Net financing costs	(210,830)	(59,579)
Other operating income	55,979	30,053
Other operating expenses	(55,687)	(31,143)
Net (loss)/gain on disposal of property, plant and equipment	(3,195)	147,737
Employee reduction expenses	—	(246,943)

Profit/(loss) from ordinary activities before taxation	330,728	(410,223)
Income tax (expense)/benefit	(121,629)	137,756

Profit/(loss) attributable to shareholders	209,099	(272,467)

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consists primarily of cash and cash equivalents, income tax receivable, deferred tax assets and office equipment. “Unallocated liabilities” consists primarily of bank loans, loans from parent companies and fellow subsidiaries, and deferred tax liabilities.

26.	SEGMENT INFORMATION (Continued)

	2002	2001
	RMB ’000	RMB ’000
Segment assets
Resins and Plastics	5,512,788	5,647,626
Synthetic Rubber	1,428,220	1,697,593
Basic Organic Chemical Products	2,073,242	2,004,892
Others	470,947	396,716

Total segment assets	9,485,197	9,746,827
Unallocated assets	774,610	1,011,369

Total assets	10,259,807	10,758,196

Segment liabilities
Resins and Plastics	310,253	509,916
Synthetic Rubber	74,251	113,576
Basic Organic Chemical Products	106,322	186,819
Others	25,174	38,621

Total segment liabilities	516,000	848,932
Unallocated liabilities	4,721,860	5,096,416

Total liabilities	5,237,860	5,945,348

Capital expenditure
Resins and Plastics	207,862	1,499,554
Synthetic Rubber	78,948	438,483
Basic Organic Chemical Products	50,016	619,538
Others	15,354	114,459

	352,180	2,672,034

Depreciation
Resins and Plastics	475,786	294,861
Synthetic Rubber	114,484	86,220
Basic Organic Chemical Products	180,709	121,822
Others	35,145	22,507

	806,124	525,410

27.	NOTES TO CASH FLOW STATEMENT

(a)	Reconciliation of profit/(loss) from ordinary activities before taxation to cash generated from operations:

	2002	2001
	RMB’000	RMB’000
		(Restated)
Profit/(loss) from ordinary activities before taxation	330,728	(410,223)
Adjustments for:
Depreciation	806,124	525,410
(Gain)/loss on disposals of property, plant and equipment, net	3,195	(147,737)
Interest income	(2,063)	(2,139)
Interest expense	195,113	53,347
(Increase)/decrease in trade and bills receivables	(103,994)	106,183
(Increase)/decrease in inventories	(247,341)	284,471
Decrease/(increase) in prepayments and other current assets	182,362	(121,486)
Decrease in trade and bills payables	(32,160)	(11,099)
Increase in accruals and other payables	88,985	439,968

Cash generated from operations	1,220,949	716,695

(b)	Significant non-cash transactions

(i)	There were no significant non-cash transactions incurred during the year ended 31 December 2002.

(ii)	As stated in Note 4, on 20 November 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain of RMB 156,546,000. The consideration of the transaction was based on a report issued by an independent qualified valuer on 17 November 2001. The consideration was paid by Yanshan Company through reducing the amount previously owed by the Company to Yanshan Company.

28.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Operating lease commitments

The Company leases machinery and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of these operating lease agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2002, the future minimum lease payments under non-cancellable operating leases are payable as follows:

	2002	2001
	RMB’000	RMB’000
Within one year	12,978	—
Between one to two years	12,978	—

	25,956	—

(b)	Capital commitments

At 31 December 2002, the Company had capital commitments as follows:

	2002	2001
	RMB’000	RMB’000
Authorised and contracted for	67,385	525,130
Authorised but not contracted for	—	530,523

	67,385	1,055,653

These capital commitments relate to the purchase or construction of production facilities.

29.	FINANCIAL INSTRUMENTS

Financial assets of the Company include cash and cash equivalents, trade receivables, bills receivable and other receivables. Financial liabilities of the Company include bank loans, trade payable, bills payable, other payables and loans from parent companies and fellow subsidiaries. The Company had no positions in derivative contracts that qualified or were designated as hedging instruments as at 31 December 2002 and 2001.

(a)	Interest rate risk

The	interest rates and terms of repayment of loans of the Company are disclosed in Notes 19 and 20.

(b)	Credit risk

The carrying amounts of cash and cash equivalents, trade and bills receivables, and other receivables represent the Company’s maximum exposure to credit risk in relation to financial assets.

The majority of the Company’s trade receivables relate to sales of chemical products to related parties and third parties operating in the chemical industries. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade receivables. The Company maintains an allowance for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total revenues.

No other financial assets carry a significant exposure to credit risk.

(c)	Foreign currency risk

Substantially all of the revenue generating operations of the Company are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorised to buy or sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

29.	FINANCIAL INSTRUMENTS (Continued)

(d)	Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Company’s financial instrument, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Company’s financial statements and related notes. The estimated fair value amounts have been determined by the Company using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table represents the carrying amounts and fair values of the Company’s long-term bank loans at 31 December 2002 and 2001.

	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term bank loans	1,927,543	1,927,543	869,811	869,811

The fair values of long-term bank loans are estimated by discounting future cash flows thereon using current market interest rates offered to the Company for debts with substantially the same characteristics and maturities.

The fair values of other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

30.	PARENT COMPANIES

The directors consider the immediate parent company and the ultimate parent company at 31 December 2002 to be Sinopec and Sinopec Group, respectively, which are incorporated in the PRC.

31.	COMPARATIVE FIGURES

Certain comparative figures in financial statements have been adjusted as a result of the change in accounting policy described in Note 23. In addition, certain comparative figures have been reclassified to conform with the current year’s presentation.

Supplemental Information for North American Shareholders

The Company’s accounting policies conform to IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Differences which have a significant effect on profit/(loss) attributable to shareholders and shareholders’ equity are set out below. The US GAAP reconciliation presented below is unaudited and included as supplemental information and is not required as part of the basic financial statements.

(a)	Revaluation of property, plant and equipment

As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Company were revalued in 1997. Under IFRS, such revaluations result in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases. In addition, a deferred tax liability related to the non-tax deductibility of certain revaluation surplus has been recorded under IFRS.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. In prior years, there was an error in the amount of the revaluation surplus of property, plant and equipment and related depreciation expense that was reversed under US GAAP. The effect of this error resulted in a decrease to shareholders’ equity of RMB 649,305,000 at 31 December 2001 and an increase to loss attributable to shareholders of RMB 8,513,000 for 2001. In addition, in prior years, the deferred tax liability related to the non-tax deductibility of certain revaluation surplus recorded under IFRS was not eliminated under US GAAP. The effect of this error resulted in an increase in shareholders’ equity of RMB 219,930,000 at 31 December 2001 and an increase to loss attributable to shareholders of RMB 26,928,000 for 2001.

In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain or loss on disposal of an asset is determined with reference to the asset’s historical carrying amount and included in current earnings. In prior years, no such reconciling adjustment was recorded under US GAAP. The effect of this error resulted in an increase in shareholders’ equity of RMB 91,626,000 at 31 December 2001 and a decrease in loss attributable to shareholders of RMB 69,398,000 for 2001.

(b)	Depreciation for facilities under renovation

During 2001, the Company’s butyl rubber plant was suspended for production for a renovation project. Under US GAAP, temporarily idle facilities should continue to be depreciated.

(c)	Sale of property, plant and equipment

On 20 November 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain of RMB 156,546,000. Under US GAAP, as the parties to the transaction are entities under common control, the transaction is accounted for as a credit to shareholders’ equity. In 2001, the tax effect of this reconciling adjustment, which was recorded under IFRS, was not eliminated with a corresponding debit to shareholders’ equity. The effect of this error resulted in a decrease in loss attributable to shareholders of RMB 51,660,000 for 2001.

(d)	Employee reduction expenses

As described in Note 5 to the financial statements, Sinopec made additional payments of RMB 100,782,000 to the Company’s staff in connection with the Sinopec’s voluntary employee reduction plan during 2001. Under IFRS, the payment made by Sinopec was not recorded in current earnings. Under US GAAP, such payment made by Sinopec is charged to current earnings with a corresponding increase in shareholders’ equity. The payment made by Sinopec was tax deductible in the consolidated tax return of Sinopec, which includes the results of the Company. In 2001, the tax effect of this reconciling adjustment was not recorded with a corresponding debit to shareholders’ equity. The effect of this error resulted in a decrease in loss attributable to shareholders of RMB 33,258,000 for 2001.

(e)	Others

Others mainly represented certain expenses of the Company that were borne by Sinopec Group. Under US GAAP, such payment made by Sinopec Group was charged to current earnings with a corresponding increase in shareholders’ equity. In 2001, the tax effect of this reconciling adjustment was not recorded with a corresponding debit to shareholders’ equity. The effect of this error resulted in a decrease in loss attributable to shareholders of RMB 446,000 for 2001.

(f)	Related party transactions

Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 25 only refer to transactions with enterprises over which Sinopec Group and Sinopec are able to exercise significant influence.

Under US GAAP, there are no similar exemptions. Although the majority of the Company’s activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Company believes that it has provided meaningful disclosure of related party transactions in Note 25.

(g)	Recently issued accounting standards

SFAS No. 143

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The Company is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on 1 January 2003. The Company does not expect the adoption of SFAS No.143 will have a material impact on its financial statements.

SFAS No. 145

In April 2002, the FASB issued SFAS No.145, which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No.13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after 15 May 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after 15 May 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after 15 May 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its financial statements.

SFAS No. 146

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and does not meet the requirement for recognising a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Company is required to adopt SFAS No.146 on 1 January 2003. The provisions of SFAS No.146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 146 will have on the Company’s financial statements.

FIN No. 45

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after 31 December 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after 31 December 2002. The Company does not expect the application of this Interpretation will have a material effect on its financial statements.

FIN No. 46

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after 31 January 2003, and to variable interests in variable interest entities obtained after 31 January 2003. The Interpretation requires certain disclosures in financial statements issued after 31 January 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Company does not expect the application of this Interpretation will have a material impact on its financial statements.

Reconciliation to US GAAP

The effect on profit/(loss) attributable to shareholders and shareholders’ equity of significant differences between IFRS and US GAAP is as follows:

			Profit/(loss) attributable to shareholders for the years ended 31 December				Shareholders’ equity at 31 December
	Note		2002		2002	2001	2002	2002	2001
			US$’000		RMB’000	RMB’000	US$’000	RMB’000	RMB’000
						(restated)			(restated)
As reported under IFRS				25,262	209,099	(272,467)	606,713	5,021,947	4,812,848
US GAAP adjustments:
Revaluation of property, plant and equipment	(a	)		—	—	—	(119,468)	(988,872)	(988,872)
Depreciation on revalued property, plant and equipment	(a	)		5,994	49,615	49,918	57,505	475,983	426,368
Disposal of revalued property, plant and equipment	(a	)		506	4,190	103,579	17,028	140,945	136,755
Depreciation for facilities under renovation	(b	)		—	—	(124,252)	(15,011)	(124,252)	(124,252)
Sale of property, plant and equipment	(c	)		—	—	(156,546)	—	—	—
Employee reduction expenses	(d	)		—	—	(100,782)	—	—	—
Others	(e	)		(635)	(5,254)	(5,014)	443	3,664	7,328
Effect of the above adjustments on taxation				(3,357)	(27,786)	65,258	22,651	187,493	215,804

As reported under US GAAP (Note 2)				27,770	229,864	(440,306)	569,861	4,716,908	4,485,979

Basic and diluted earnings/(loss) per share under US GAAP			US$	0.008	RMB0.068	(RMB0.130)

Basic and diluted earnings/(loss) per ADS under US GAAP (Note 1)			US$	0.412	RMB3.406	(RMB6.525)

Note	1: Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 50 shares.

Note 2:

As discussed above, in prior years, certain differences between IFRS and US GAAP were not identified and reconciled or were mathematically reconciled in error. A summary of the amount previously reported and as restated under US GAAP is described below.

			Profit/(Loss) attributable to shareholders for the year ended 31 December 2001	Shareholders’ equity at 31 December 2001
	Note		RMB’000	RMB’000
As previously reported under US GAAP			(559,627)	4,823,728
Correction of errors:
Depreciation on revalued property, plant and equipment, net of taxes	(a	)	(8,513)	(649,305)
Deferred tax liability of property, plant and equipment	(a	)	(26,928)	219,930
Disposal of revalued property, plant and equipment, net of taxes	(a	)	69,398	91,626
Tax effect of sale of property, plant and equipment	(c	)	51,660	—
Tax effect of employee reduction expenses	(d	)	33,258	—
Tax effect of others	(e	)	446	—

As restated under US GAAP			(440,306)	4,485,979

Sinopec Beijing Yanhua Petrochemical

Company Limited

Financial statements for the year ended 31 December 2002

Prepared in accordance with International Financial Reporting Standards